Exhibit 99.2

Press Release

TYSON FOODS TO ACQUIRE ADVANCEPIERRE FOODS FOR $40.25 PER SHARE IN CASH

Strategic Acquisition Expands Tyson Foods‘ Portfolio of Prepared Foods and Protein-Packed Brands,

Contributing to Sustainable, Long-Term Growth

Transaction Expected to be Immediately Accretive to Tyson Foods‘ EPS, Further Enhanced Over Time by

Targeted $200 Million in Cost Synergies

Springdale, AR, and Cincinnati, OH – April 25, 2017 – Tyson Foods, Inc. (NYSE: TSN) (“Tyson”) and AdvancePierre Foods Holdings, Inc. (NYSE: APFH) (“AdvancePierre”) today announced that they have entered into a definitive merger agreement pursuant to which a subsidiary of Tyson will launch a tender offer to acquire all of AdvancePierre’s outstanding common shares for $40.25 per share in cash. This strategically compelling transaction provides a unique opportunity to create value by joining highly complementary market-leading portfolios.

The total enterprise value of the transaction, which has been approved by the Boards of Directors of both companies, is approximately $4.2 billion, including $3.2 billion in equity value and $1.1 billion in assumption of AdvancePierre debt. The offer price represents a 31.8 percent premium to AdvancePierre’s closing price on April 5, 2017, the most recent unaffected trading day, and a 41.6 percent premium to the company’s 60-day volume-weighted average trading price ending on April 5, 2017.

Funds affiliated with Oaktree Capital Management, L.P. (“Oaktree”), which own approximately 42 percent of the outstanding shares of AdvancePierre common stock, have entered into a tender and support agreement pursuant to which those funds have agreed to tender their AdvancePierre shares pursuant to the tender offer.

Tyson President and CEO Tom Hayes said, “We are very pleased to announce this combination with AdvancePierre. The AdvancePierre leadership team has created significant value through the implementation of a new business management model, focus on quality and service and attention to the growth opportunities in convenience foods. The addition of AdvancePierre aligns with our strategic intent to sustainably feed the world with the fastest growing portfolio of protein packed brands. This transaction will provide an attractive current premium to AdvancePierre shareholders as well as significant ongoing benefits to Tyson shareholders and the customers and team members of both companies. We are always prudently evaluating opportunities to leverage our strengths to drive future growth, whether by divesting non-core, non-protein focused assets – as announced yesterday – or by acquiring companies like AdvancePierre that enhance our capabilities in growing categories. We believe that AdvancePierre and Tyson are a natural strategic fit and together will accelerate growth for customers by delivering on-trend, high quality products consumers love. We look forward to welcoming AdvancePierre’s dedicated team members to the Tyson family.”

AdvancePierre President and CEO Christopher D. Sliva said, “We couldn’t be more delighted to join Tyson. By combining our complementary, market-leading portfolios, both companies will realize greater opportunities. This combination will allow AdvancePierre to accelerate its growth and broaden its distribution network by leveraging Tyson’s existing distribution infrastructure and go-to-market capabilities. Importantly, the transaction also offers compelling and certain value for our shareholders and will provide long-term benefits for our team members and customers.”

Compelling Strategic and Financial Rationale

•	Joins market leaders with complementary product portfolios. AdvancePierre is a leading national producer of ready-to-eat lunch and dinner sandwiches, sandwich components and snacks, with product categories that are complementary to Tyson’s current offerings. This acquisition will further Tyson’s strategic intent to sustainably feed the world with its fast-growing portfolio of protein-packed brands.

•	Furthers Tyson’s leadership in prepared foods segment. AdvancePierre’s product portfolio fits well with Tyson’s strategy to expand its fresh prepared foods offering for both out-of-home and in-home eating occasions. The collective portfolio of sandwiches, sandwich components, entrees and snacks will extend Tyson’s core strength into the fast-growing convenience and retail perimeter with solutions that span all-day parts. The Barber Foods® brand of value-added chicken products has a strong heritage in both retail and foodservice channels and we look forward to building upon its foundation of quality.

•	Enhances Tyson’s financial profile. The acquisition is expected to be immediately accretive to Tyson’s earnings per share on both a GAAP and cash basis, excluding one-time costs. Based on the most recent filings by both companies, the combined initial net debt to adjusted EBITDA ratio would be approximately 2.7x, which Tyson expects to be reduced steadily by its strong cash flow, including any divestiture proceeds, supporting Tyson’s commitment to its investment-grade credit profile.

•	Creates significant cost and revenue synergies. Tyson expects the transaction will result in cost synergies of approximately $200 million, to be fully realized within three years. Cost synergies will be created by a consolidated manufacturing footprint, procurement efficiencies, distribution network consolidation, and addressing redundant sales and marketing functions and duplicative corporate overhead. Tyson also sees the opportunity to utilize high-quality raw materials from the fresh meats division to drive growth and efficiency. The transaction is expected to generate revenue synergies over time by utilizing Tyson’s product innovation platform and portfolio of brands to drive growth across AdvancePierre’s leading sandwich, entrée, and snack categories.

Financing Structure

The transaction is not subject to a financing condition. Tyson has secured committed bridge financing from Morgan Stanley Senior Funding, Inc. to complete the transaction and retire AdvancePierre’s debt. The tender offer will be subject to customary conditions, including the tender of a majority of the outstanding AdvancePierre shares pursuant to the offer and receipt of required regulatory approvals and is expected to close in the third quarter of Tyson’s fiscal 2017.

Advisors

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Tyson and Davis Polk & Wardwell LLP is serving as Tyson’s legal advisor. Credit Suisse Securities (USA) LLC and Moelis & Company LLC are serving as financial advisors to AdvancePierre and Skadden, Arps, Slate, Meagher & Flom LLP is serving as AdvancePierre’s legal advisor. Latham & Watkins LLP is serving as Oaktree’s legal advisor.

Transaction Conference Call and Webcast Information

Tyson Foods will host a conference call today, April 25, at 8:30 a.m. Eastern Time.

Participants are encouraged to pre-register for the conference call using the following link: http://dpregister.com/10106157.

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the operator. Participants may pre-register at any time, up to and including after the call has started.

Those without internet access or who are unable to pre-register may dial in by calling:

U.S. Toll Free:	1-844-890-1795
International Toll:	1-412-717-9589

To listen to the live webcast or an archived replay and view accompanying slides, go to the company’s investor website at

http://ir.tyson.com. The webcast also can be access by using the direct link http://event.on24.com/wcc/r/1415215/1709C4519FD67506338F79562BBDF3EF.

A telephone replay will be available until May 25 at:

U.S. Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	10106157

The live webcast and audio replay also will be available on the company’s investor relations app. To download the free app, which offers access to SEC filings, news releases, transcripts, webcasts and presentations, please visit the App Store for iPhone and iPad or Google Play for Android mobile devices.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding shares of capital stock of AdvancePierre Foods); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; risks related to the ultimate outcome and results of integrating the operations of Tyson and AdvancePierre Foods; the ultimate outcome of Tyson’s operating strategy applied to AdvancePierre Foods and the ultimate ability to realize synergies; the effects of the business combination on Tyson and AdvancePierre Foods, including on the combined company’s future financial condition, operating results, strategy and plans; and other risks and uncertainties, including those identified in AdvancePierre Foods’ periodic filings, including AdvancePierre Foods’ Annual Report on Form 10-K for the year ended December 31, 2016 and AdvancePierre Foods’ Registration Statement on Form S-1 filed with the U.S. Securities Exchange Commission (“SEC”) on April 5, 2017 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed with the SEC by Tyson and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by AdvancePierre Foods. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and neither Tyson nor AdvancePierre Foods undertakes any obligation to update any forward-looking statement except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy AdvancePierre Foods stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tyson and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter AdvancePierre Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ADVANCEPIERRE FOODS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ADVANCEPIERRE FOODS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of AdvancePierre Foods stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tyson will be available free of charge on Tyson’s internet website at http://www.tyson.com or by contacting Jon Kathol at Tyson’s Investor Relations Department at (479) 290-4235 or by email at jon.kathol@tyson.com. Copies of the documents filed with the SEC by AdvancePierre Foods will be available free of charge on AdvancePierre Foods’ internet website at http://www.advancepierre.com or by contacting John Morgan at AdvancePierre Foods’ Investor Relations Department at (513) 372-9338 or by email at ir@advancepierre.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AdvancePierre Foods files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AdvancePierre Foods at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AdvancePierre Foods’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About Tyson Foods

Tyson Foods, Inc., with headquarters in Springdale, Arkansas, is one of the world’s largest food companies with leading brands such as Tyson®, Jimmy Dean®, Hillshire Farm®, Sara Lee®, Ball Park®, Wright®, Aidells® and State Fair®. It’s a recognized market leader in chicken, beef and pork as well as prepared foods, including bacon, breakfast sausage, turkey, lunchmeat, hot dogs, pizza crusts and toppings, tortillas and desserts. The company supplies retail and foodservice customers throughout the United States and approximately 115 countries. Tyson Foods was founded in 1935 by John W. Tyson, whose family has continued to lead the business with his son, Don Tyson, guiding the company for many years and grandson, John H. Tyson, serving as the current chairman of the board of directors. At October 1, 2016, the company had approximately 114,000 Team Members employed at more than 400 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson Foods strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

About AdvancePierre Foods

AdvancePierre Foods Holdings, Inc., headquartered in Cincinnati, Ohio, is a leading national producer and distributor of value-added, convenient, ready-to-eat sandwiches, sandwich components and other entrées and snacks to a wide variety of distribution outlets including foodservice, retail and convenience store providers. With revenues of $1.6 billion in 2016 and approximately 4,500 employees, the Company offers a broad line of products across all day parts including: ready-to-eat sandwiches, such as breakfast sandwiches, peanut butter and jelly sandwiches and hamburgers; sandwich components, such as fully cooked hamburger and chicken patties, and Philly steaks; and other entrées and snacks, such as country-fried steak, stuffed entrées, chicken tenders and cinnamon dough bites.

Tyson Media Contact

Gary Mickelson

479-290-6111

gary.mickelson@tyson.com

Tyson Investor Contact

Jon Kathol

479-290-4235

Jon.kathol@tyson.com

AdvancePierre Media Contact

Alyssa Linn

310-201-2040

AdvancePierre Investor Contact

John W. Morgan

513-372-9338

John.Morgan@advancepierre.com